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                                             File No.: 70-8783


                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

               NEES GLOBAL TRANSMISSION, INC. (NGT)


     In accordance with the order of the Securities and Exchange
Commission dated April 15, 1996, the following is a report for the third quarter of 1997:

     In July, 1996 NEERI International, a wholly-owned subsidiary of NGT, was formed under the laws of the Cayman Islands.
     NGT owns two shares of NEERI International, which will serve as a Project Parent for prospective EWG/FUCO investments under File No. 70-8783. NEERI International has no employees. In the quarter ending September 30, 1997, NEERI International had no revenues, but had $803,000 in expenses related to FUCO project development.



                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8783) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEES GLOBAL TRANSMISSION, INC.


                               s/John G. Cochrane

                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: November 14, 1997